Maxim Group LLC

405 Lexington Ave

New York, NY 10174

April 15, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Russell Mancuso, Branch Chief Thomas Jones

Re:	Pre-Effective Amendment No. 10 to Envision Solar International, Inc. Registration Statement on Form S-1 (SEC File No. (333-2226040)

Ladies and Gentleman:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, the representative of the several underwriters (the “Representative”), hereby joins in the request of Envision Solar International, Inc. that the effective date of the above-referenced Pre-Effective Amendment No. 9 to the Registration Statement be accelerated so that it may become effective on 4:30 p.m. Eastern Time on Monday, April 15, 2019 or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that during the period from July 2, 2018 to the date of this letter, the preliminary prospectus, dated July 2, 2018, in connection with the Registration Statement was distributed approximately as follows:

Preliminary Prospectuses dated July 2, 2018, September 24, 2018, November 14, 2018, March 25, 2019, April 4, 2019, April 8, 2019, April 10, 2019, April 11, 2019 and April 15, 2019.

Copies to underwriters:	15
Copies to prospective dealers:	15
Copies to prospective institutional investors:	360
Copies to prospective retail investors:	1,700
Total	2,090

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

The Representative confirms on behalf of itself and the several underwriters that they have complied with and will continue to comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

Maxim Group llc
As Representative

/s/ Clifford A. Teller
By: Clifford A. Teller
Title: Executive Managing Director, Investment Banking